UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, May 8, 2024 – CCU announced today its consolidated financial and operating results[1],[2]

for the first quarter 2024, which ended March 31, 2024.

•	Consolidated Volumes decreased 4.4%. Volume performance per Operating segment was as follows:
o	Chile (0.9)%
o	International Business (14.7)%
o	Wine 2.7%
•	Net sales were up 1.9%
•	Gross profit decreased 0.8%
•	EBITDA reached CLP 124,163 million, a 8.3% drop. EBITDA performance per Operating segment was as follows:
o	Chile (3.0)%
o	International Business (27.1)%
o	Wine 90.7%
•	Net income reached a gain of CLP 52,203 million, a 10.6% decrease
•	Earnings per share reached CLP 141.3 per share

Key figures	1Q24	1Q23	Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	8,952	9,362	(4.4)
Net sales	746,024	732,031	1.9
Gross profit	352,127	354,945	(0.8)
EBIT	88,914	104,222	(14.7)
EBITDA	124,163	135,377	(8.3)
EBITDA margin %	16.6	18.5	(185) bps
Net income	52,203	58,368	(10.6)
Earnings per share (CLP)	141.3	158.0	(10.6)

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 1Q24 compared to 1Q23, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

The results of the 1Q24 indicate that the business environment in the region will continue to be challenging and volatile. In addition to the devaluation of the currency in Argentina, we faced a low-twenties beer industry contraction in that country. In Chile, the CLP devaluated 16.6%[3] versus last year, negatively impacting our cost base. In this context, we continued with our six-pillar regional plan “HerCCUles”, taking further actions in terms of revenue management efforts and costs and expenses control initiatives to continue on the recovery path of our financial results and profitability. These efforts should be reflected in the following quarters during the year, helping us to gradually compensate cost pressures. It is worth noticing that the Wine Operating segment posted a turning point in volumes, especially in exports, and financial results.

During 1Q24, our revenues expanded 1.9% in CLP, driven by 6.6% higher average prices in CLP, while volumes dropped 4.4%. Average prices were boosted by revenue management initiatives in all operating segments and a weaker CLP against the USD impacting favorably export revenues. Lower volumes were largely caused by a weaker consumption in Argentina. Gross profit was down 0.8%, and as percentage of Net sales, deteriorated 129 bps, from 48.5% to 47.2%, due to higher cost pressures, mainly coming from the devaluation mentioned above, increasing our USD-denominated costs, and higher sugar prices, being partially offset by lower prices in aluminum and PET. MSD&A expenses expanded 5.1%, and as a percentage of Net sales deteriorated 107 bps. In all, EBITDA reached CLP 124,163 million, an 8.3% decrease, and EBITDA margin contracted 185 bps, from 18.5% to 16.6%. Regarding Net income, we totalized a gain of CLP 52,203 million, a 10.6% drop, in line with the lower operating results.

In the Chile Operating segment, top line expanded 2.9% driven by 3.8% growth in average prices, while volumes dropped 0.9%, with stable market shares. Average prices were higher due to revenue management efforts in all our categories, partially offset by negative mix effects in the portfolio. In spite of higher cost pressures, due to the devaluation of the CLP, we were able to sustain Gross margin which slightly decreased from 47.5% to 47.3%. MSD&A expenses grew 7.5%, and as a percentage of Net sales deteriorated 137 bps, mainly explained by higher marketing expenses due to phasing, higher depreciation and larger USD-linked expenses. Consequently, EBITDA totalized CLP 96,733 million, contracting 3.0% and EBITDA margin was lower, from 20.5% to 19.3%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 1.6% drop, as a result of 14.7% reduction in volumes, explained by Argentina, partially offset by 15.4% rise in average prices in CLP. The beer industry contracted in Argentina as a consequence of a challenging economic context impacting consumer demand, while all the other geographies posted positive volumes growth. The better average prices in CLP were driven by revenue management efforts in all the countries where we operate. Gross margin deteriorated 586 bps from 55.3% to 49.4%, mostly associated to cost pressures coming from the 311.8%[4] depreciation of the ARS against the USD, together with inflationary pressures. MSD&A expenses as a percentage of Net sales were flat due to efficiencies which helped to offset a highly inflationary context and a lower business scale in Argentina. Altogether, EBITDA reached CLP 26,098 million, a 27.1% fall, and EBITDA margin was down 471 bps, both more than explained by Argentina, as the rest of the countries recorded a solid EBITDA growth and an improvement in their margins.

In the Wine Operating segment revenues were up 11.6%, mostly driven by higher average prices, largely boosted by the weaker CLP and its favorable effects on export revenues. Volumes also contributed to top line, increasing 2.7% mainly explained by exports, which were up 3.9%. On the other side, domestic volumes in Chile were flat. Gross profit rose 34.7% and Gross margin improved 662 bps, also due to a lower cost of wine. MSD&A expenses increased 15.8%, due to higher marketing expenses related to exports which are denominated in USD, and as a percentage of Net sales deteriorated by 118 bps. In all, EBITDA reached CLP 6,667 million, a 90.7% growth and EBITDA margin reached 11.3%, increasing 470 bps.

Regarding our main JVs and associated businesses, in Colombia, we started 2024 with a low-single digit increase in volumes and gains in profitability, due to the appreciation of the Colombian peso. In Argentina, our water business with Danone, as a result of the route-to-market and back office integration with CCU Argentina, posted a positive Net income versus a loss last year, despite of a contraction in volumes. We are working to keep gaining scale in both businesses which are relevant for our regional multicategory beverage strategy in the region.

In summary, our results were negatively impacted by a challenging economic context in Argentina, and the depreciation of the CLP against the USD, which resulted in higher cost pressures. In this context, we continued with our six-pillar regional plan “HerCCUles”, taking further actions in terms of revenue management efforts and costs and expenses control initiatives to continue on the recovery path of our financial results and profitability, which is our priority. Consequently, the six-pillars of “HerCCUles”: (i) maintain business scale, (ii) strengthen revenue management efforts, (iii) enhance the CCU Transformation program to deliver efficiency gains in costs and expenses, (iv) focalize and reduce CAPEX together with optimizing working capital, (v) focus on core brands and high volume/margin innovations, and (vi) continue investing in our brand equity, are key to gradually offset negative external effects and weaker consumer demand to fulfill our strategy of delivering profitable and sustainable growth.

[3] The CLP currency variation against the USD considers 2024 average of period (aop) compared with 2023 (aop). Source Central Bank of Chile.

[4] The ARS currency variation against the USD considers 2024 end of period (eop) compared with 2023 (eop). Source Central Bank of Argentina.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)
•	Net sales were up 1.9%, as a result of a 6.6% increase in average prices in CLP, partially offset by a 4.4% contraction in consolidated volumes. The higher average prices in CLP were given by: (i) a 15.4% growth in the International Business Operating segment, driven by revenue management initiatives in all the geographies, (ii) a 3.8% rise in the Chile Operating segment, related to revenue management initiatives, partly offset by negative mix effects in the portfolio, and (iii) an 8.7% expansion in the Wine Operating segment, mainly boosted by the weaker CLP and its favorable effects on export revenues. The lower volumes were largely caused by the 14.7% contraction in the International Business Operating segment, more than explained by Argentina as all the other geographies posted positive volume growth. The Chile Operating segment decreased 0.9%, with stable market shares, while the Wine Operating segment expanded volume by 2.7% fully driven by exports which expanded 3.9% while domestic market in Chile was flat.
•	Cost of sales grew 4.5%, as a consequence of the 9.2% increase in Cost of sales per hectoliter, partially counterbalanced by a 4.4% drop in volumes. The higher Cost of sales per hectoliter was attributable to: (i) the 30.5% expansion in the International Business Operating segment mostly driven by the negative impact from the 311.8%[4] devaluation of the ARS against the USD in our USD-linked costs and a higher inflation in Argentina, and (ii) a 4.1% increase in the Chile Operating segment, explained by the depreciation of the CLP against the USD and its impact on USD-denominated costs and higher sugar prices, partially compensated by better prices in aluminum and PET. In the Wine Operating segment, the Cost of sales per hectoliter dropped 1.9%, mainly due to lower cost of wine.
•	Gross profit, as a result of the above, reached CLP 352,127 million, a 0.8% contraction, and Gross margin was lower by 129 bps, from 48.5% to 47.2%.
•	MSD&A expenses were up 5.1%, and as percentage of Net sales, deteriorated 107 bps, from 34.3% to 35.4%. The breakdown per operating segment was as follows: (i) in the Chile Operating segment, MSD&A expenses expanded 7.5%, and as a percentage of Net sales, increased 137 bps, mainly explained by higher marketing expenses due to phasing, higher depreciation and larger USD-linked expenses; (ii) in the International Business Operating segment MSD&A expenses in CLP were down 1.4%, and as a percentage of Net sales were flat, due to efficiencies which helped to offset a highly inflationary context and a lower business scale in Argentina; (iii) in the Wine Operating segment, MSD&A expenses went up 15.8%, and as a percentage of Net sales deteriorated 118 bps, mainly due to higher marketing expenses related to exports which are denominated in USD.
•	EBIT reached CLP 88,914 million, a 14.7% decrease, mainly due to the lower business scale in Argentina and higher cost pressures, coming from both the depreciation of the CLP and ARS against the USD, impacting negatively our USD-denominated costs, and higher sugar prices, compensated by better prices in aluminum and PET. These effects were partially compensated with revenue management efforts across all our operating segments and efficiencies.
•	EBITDA was down 8.3%, driven by a 27.1% contraction in the International Business Operating segment, and in a lesser extent, by the 3.0% reduction in the Chile Operating segment. This was partially offset by the Wine Operating segment, which posted a turning point on its results, increasing EBITDA by 90.7%.
•	Non-operating result totalized a loss of CLP 19,266 million versus a negative result of CLP 27,313 million. This was explained by: (i) a lower loss in Other gains/(losses) by CLP 8,517 million, mostly caused by a better result in derivative contracts[5], specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance position. This was partially offset by a higher loss in Foreign currency exchange differences by CLP 4,140 million; (ii) a better result by CLP 3,393 million in Net financial expenses, due to both a higher financial income associated with more favorable interest rates, and a lower financial cost; and (iii) a better result in Equity and income of JVs and associated by CLP 501 million, driven by our JV in Argentina.
•	Income taxes reached CLP 14,621 million versus CLP 15,348 million last year. The lower taxes were mainly explained by a lower taxable income, the latter concentrated in Argentina.
•	Net income reached a gain of CLP 52,203 million versus CLP 58,368 million last year, contracting 10.6%, in line with operating results, associated to the effects mentioned above.

[5] See Note 32 Other Gain/(Losses) of our Financial Statements ended in March 31, 2024.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, top line expanded 2.9% driven by 3.8% growth in average prices, while volumes dropped 0.9%, with stable market shares. Average prices were higher due to revenue management efforts in all our categories, partially offset by negative mix effects in the portfolio. In spite of higher cost pressures, due to the devaluation of the Chilean peso, we were able to sustain Gross margin which slightly decreased from 47.5% to 47.3%. MSD&A expenses grew 7.5%, and as a percentage of Net sales deteriorated 137 bps, mainly explained by higher marketing expenses due to phasing, higher depreciation and larger USD-linked expenses. Consequently, EBITDA totalized CLP 96,733 million, contracting 3.0% and EBITDA margin was lower, from 20.5% to 19.3%.

In terms of brands, our flavored water brand “Mas”, launched a new variety “Raspberry-Lemon” available in two formats, 600 cc and 1,6 liters, answering new consumer trends, which shows flavored water as a high-growing category. During March we participated with our brands “Pepsi” and “Bilz y Pap”, in CSDs, “Royal Guard” in beer, and “Mistral” in pisco, in Lollapalooza 2024, one of the largest music festivals in the country, to keep developing our interaction with our consumers and clients from all ages. Within the same festival, we participated promoting responsible alcohol consumption. Finally, during the quarter in the spirits category we introduced “Puklaro”, a three-time distilled premium vodka.

Regarding sustainability, in January of this year, we launched the new sustainability strategy "Juntos por un mejor vivir", which focuses on two pillars, Our Planet and Our People. Thus, aligned with the strategy and promoting the "Climate Action" agenda, we launched the first 3 Renault D-Wide electric trucks, with a capacity to transport 12 pallets, equivalent to 12,000 kg (12 tons). Also, in line with the "Country Progress" and "Circular Economy" agendas, and through the "CCU in Art" Program, we launched "Recycling is an Art", whose exhibition promotes creation based on the use of waste, encouraging a culture of circular economy.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 1.6% drop, as a result of 14.7% reduction in volumes, explained by Argentina, partially offset by 15.4% rise in average prices in CLP. The beer industry contracted in Argentina as a consequence of a challenging economic context impacting consumer demand, although all the other geographies posted positive volumes growth. The better average prices in CLP were explained by revenue management efforts in all the countries where we operate. Gross margin deteriorated 586 bps from 55.3% to 49.4%, mostly caused by cost pressures coming from the 311.8%[6] depreciation of the ARS against the USD, together with inflationary pressures. MSD&A expenses as a percentage of Net sales were flat due to efficiencies which helped to offset a highly inflationary context and a lower business scale in Argentina. Altogether, EBITDA reached CLP 26,098 million, a 27.1% fall, and EBITDA margin was down 471 bps, both more than explained by Argentina, as the rest of the countries recorded a solid EBITDA growth and an improvement in their margins.

WINE OPERATING SEGMENT

In the Wine Operating segment revenues were up 11.6%, mostly driven by higher average prices, mainly boosted by the weaker CLP and its favorable effects on export revenues. Volumes also contributed to top line, increasing 2.7% mainly explained by exports, which were up 3.9%. On the other side, domestic volumes in Chile were flat. Gross profit rose 34.7% and Gross margin improved 662 bps, also due to a lower cost of wine. MSD&A expenses increased 15.8%, due to higher marketing expenses related to exports and denominated in USD, and as a percentage of Net sales deteriorated by 118 bps. In all, EBITDA reached CLP 6,667 million, a 90.7% growth and EBITDA margin reached 11.3%, increasing 470 bps.

In Chile we expanded the Medium Sweet line of Misiones de Rengo by launching the Carmenere strain to strengthen the current portfolio, seeking to respond to the trend of consumers, who look for "easy-drinking" wines. VSPT in China, the Asian subsidiary of VSPT Wine Group, was recognized as the "Best International Wine Company of 2023" at the "Golden Prestige Awards", which celebrate excellence in the wine and spirits sector in China.

[6] The ARS currency variation against the USD considers 2024 end of period (eop) compared with 2023 (eop). Source Central Bank of Argentina.

PRESS RELEASE

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2024)
First Quarter	2024	2023	Total Change %
	(CLP million)
Net sales	746,024	732,031	1.9
Cost of sales	(393,897)	(377,086)	4.5
% of Net sales	52.8	51.5	129 bps
Direct costs	(315,443)	(304,464)	3.6
Manufacturing costs	(78,455)	(72,621)	8.0
Gross profit	352,127	354,945	(0.8)
% of Net sales	47.2	48.5	(129) bps
MSD&A	(263,955)	(251,204)	5.1
% of Net sales	35.4	34.3	107 bps
Other operating income/(expenses)	743	481	54.5
EBIT	88,914	104,222	(14.7)
EBIT margin %	11.9	14.2	(232) bps
Net financial expenses	(6,665)	(10,058)	(33.7)
Equity and income of JVs and associated	(3,318)	(3,819)	(13.1)
Foreign currency exchange differences	(8,467)	(4,327)	95.7
Results as per adjustment units	(1,879)	(1,656)	13.5
Other gains/(losses)	1,064	(7,453)	(114.3)
Non-operating result	(19,266)	(27,313)	(29.5)
Income/(loss) before taxes	69,649	76,909	(9.4)
Income taxes	(14,621)	(15,348)	(4.7)
Net income for the period	55,028	61,561	(10.6)

Net income attributable to:
The equity holders of the parent	52,203	58,368	(10.6)
Non-controlling interest	(2,825)	(3,193)	(11.5)

EBITDA	124,163	135,377	(8.3)
EBITDA margin %	16.6	18.5	(185) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	141.3	158.0	(10.6)
Earnings per ADR (CLP)	282.6	315.9	(10.6)

Depreciation	35,249	31,154	13.1
Capital Expenditures	44,848	22,875	96.1

PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2024)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %

Volumes	6,588	6,645	(0.9)	2,082	2,441	(14.7)	297	289	2.7
Net sales	501,877	487,818	2.9	194,254	197,387	(1.6)	58,765	52,647	11.6
Net sales (CLP/HL)	76,181	73,410	3.8	93,323	80,874	15.4	197,737	181,914	8.7
Cost of sales	(264,425)	(256,285)	3.2	(98,282)	(88,304)	11.3	(36,028)	(35,763)	0.7
% of Net sales	52.7	52.5	15 bps	50.6	44.7	586 bps	61.3	67.9	(662) bps
Direct costs	(221,108)	(216,208)	2.3	(72,783)	(64,385)	13.0	(26,972)	(27,410)	(1.6)
Manufacturing costs	(43,316)	(40,076)	8.1	(25,499)	(23,918)	6.6	(9,056)	(8,353)	8.4
Gross profit	237,452	231,533	2.6	95,972	109,083	(12.0)	22,737	16,884	34.7
% of Net sales	47.3	47.5	(15) bps	49.4	55.3	(586) bps	38.7	32.1	662 bps
MSD&A	(160,915)	(149,738)	7.5	(81,189)	(82,337)	(1.4)	(19,177)	(16,557)	15.8
% of Net sales	32.1	30.7	137 bps	41.8	41.7	8 bps	32.6	31.4	118 bps
Other operating income/(expenses)	287	143	100.5	188	44	326.3	170	119	42.9
EBIT	76,824	81,938	(6.2)	14,971	26,790	(44.1)	3,730	446	>500
EBIT margin	15.3	16.8	(149) bps	7.7	13.6	(587) bps	6.3	0.8	550 bps
EBITDA	96,733	99,761	(3.0)	26,098	35,807	(27.1)	6,667	3,496	90.7
EBITDA margin	19.3	20.5	(118) bps	13.4	18.1	(471) bps	11.3	6.6	470 bps

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2024	2023	YoY %	2024	2023	YoY %

Volumes	(15)	(13)	15.0	8,952	9,362	(4.4)
Net sales	(8,872)	(5,821)	52.4	746,024	732,031	1.9
Net sales (CLP/HL)				83,338	78,189	6.6
Cost of sales	4,837	3,266	48.1	(393,897)	(377,086)	4.5
% of Net sales				52.8	51.5	129 bps
Direct costs	5,421	3,539	53.2	(315,443)	(304,464)	3.6
Manufacturing costs	(584)	(274)	113.4	(78,455)	(72,621)	8.0
Gross profit	(4,035)	(2,555)	57.9	352,127	354,945	(0.8)
% of Net sales				47.2	48.5	(129) bps
MSD&A	(2,675)	(2,571)	4.0	(263,955)	(251,204)	5.1
% of Net sales				35.4	34.3	107 bps
Other operating income/(expenses)	98	175	(43.8)	743	481	54.5
EBIT	(6,611)	(4,952)	33.5	88,914	104,222	(14.7)
EBIT margin				11.9	14.2	(232) bps
EBITDA	(5,335)	(3,688)	44.7	124,163	135,377	(8.3)
EBITDA margin				16.6	18.5	(185) bps

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2024	2023
	(CLP million)
ASSETS
Cash and cash equivalents	692,386	618,154
Other current assets	958,621	983,529
Total current assets	1,651,007	1,601,683

PP&E (net)	1,433,998	1,273,988
Other non current assets	632,087	548,275
Total non current assets	2,066,085	1,822,263
Total assets	3,717,093	3,423,946

LIABILITIES
Short term financial debt	81,018	114,294
Other liabilities	584,552	573,189
Total current liabilities	665,571	687,483

Long term financial debt	1,335,745	1,268,308
Other liabilities	180,242	130,773
Total non current liabilities	1,515,987	1,399,081
Total Liabilities	2,181,558	2,086,564

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(42,331)	(240,200)
Retained earnings	911,408	895,872
Total equity attributable to equity holders of the parent	1,431,770	1,218,365
Non - controlling interest	103,765	119,018
Total equity	1,535,535	1,337,383
Total equity and liabilities	3,717,093	3,423,946

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,416,763	1,382,602

Net Financial Debt	724,377	764,448

Liquidity ratio	2.48	2.33
Total Financial Debt / Capitalization	0.48	0.51
Net Financial Debt / EBITDA	1.97	2.01

PRESS RELEASE

Exhibit 4: Summary of the Statement of Cash Flow
	As of March 31 of
	2024	2023
	(CLP million)
Cash and cash equivalents at beginning of the year	618,154	597,082
Net cash inflows from operating activities	121,280	93,625
Net cash (outflow) from investing activities	(53,976)	(24,743)
Net cash (outflow) flow from financing activities	(40,072)	(47,536)
Net (decrease) increase in cash and cash equivalents	27,233	21,345
Effects of exchange rate changes on cash and cash equivalents	46,999	(46,117)
Increase (decrease) in cash and cash equivalents	74,232	(24,772)
Cash and cash equivalents at end of the period	692,386	572,309

Page 10 of 10

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 8, 2024